FINANCIAL STATEMENT

Principal Funds Distributor, Inc.
Year Ended December 31, 2025
With Report of
Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50200

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Principal Funds Distributor, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
(No. and Street)

Des Moines	IA	50392
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean T. Clines	515-362-0839	Clines.Sean@principal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

801 Grand Ave, Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean T. Clines, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Principal Funds Distributor, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Funds Distributor, Inc.

Financial Statement

Year Ended December 31, 2025

Contents



Shape the future
with confidence

Ernst & Young US, LLP   Tel: +1 612 343 1000
700 Nicollet Mall, 5th floor   Fax: +1 612 339 1726
Minneapolis MN 55402   ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Funds Distributor, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

March 3, 2026

Principal Funds Distributor, Inc.

Statement of Financial Condition

		December 31 2025
Assets		
Cash and cash equivalents	$	51,749,878
Receivables from:		
Affiliates		9,820,514
Others		218,774
Total receivables		10,039,288
Deferred sales commissions		2,405,506
Income tax receivable under tax allocation agreement		4,086,016
Deferred income tax asset, net		5,330,024
Other assets		229,891
Total assets	$	73,840,603
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	12,352,892
Payables to:		
Principal Life Insurance Company	$	17,138,817
Other affiliates	$	5,160,385
Total liabilities		34,652,094
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares		100,000
Additional paid-in capital		1,353,891,496
Accumulated deficit		(1,314,802,987)
Total stockholder's equity		39,188,509
Total liabilities and stockholder's equity	$	73,840,603

See accompanying notes.

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Global Investors Holding Company US LLC ("PGIHC US"). PGIHC US is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("The Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

In the ordinary course of business, the Company enters into transactions with PFG and subsidiaries of PFG, including the allocation of shared service expenses. The Company's results could be different if it operated as a stand-alone entity.

Reporting Segment

The Company is engaged in a single line of business as the principal contracted distributor of the Principal Mutual Funds. The Company's revenue is derived from providing distribution and underwriting services to the Funds. Footnote 2, Summary of Significant Accounting Policies, provides information relating to the Company's significant accounting policies associated with assets, revenues, and expenses.

The Company has identified its President, Chief Financial Officer, and Financial and Operations Principal as the chief operating decision makers ("CODM's"), who use net income to evaluate the results of the business and manage the Company. Additionally, the CODM's use excess net capital (see Supplemental Schedule 1), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. With the CODM's managing the business activities using information of the Company as a whole, the Company's operations constitute a single operating segment and therefore, a single reportable segment. The Statement of Operations summarizes total revenue and significant expense detail.

2. Summary of Significant Accounting Policies

Basis of Presentation

The company maintains its financial records in U.S. Dollars. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits and short-term pooled funds, maturities of three months or less. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on SOFR+10, and they are classified as Level 1. As of December 31, 2025, the Company had $0 of short-term pooled funds. Due to the short-term nature of cash and cash equivalents, the carrying amounts approximate fair value. Accordingly, cash and cash equivalents are not included in the fair value hierarchy disclosures.

Revenue Recognition

The majority of the Company's revenues are derived from distribution services provided to the Principal Funds, where each service is a distinct performance obligation, or a series of distinct obligations in that the services are substantially the same and have the same pattern of transfer to the customer. Distribution (12b-1) fees received are largely based upon contractual rates applied to the market value of the client's portfolio and are considered variable compensation as they can fluctuate based on market value and other constraints such as client purchases and client redemptions. It is management's conclusion that it is not probable a significant reversal of revenue will occur. These fees are accrued each month based on the fee terms within the applicable agreements, which have no associated financing component. Underwriting fees and Contingent Deferred Sales Charges are earned at a point in time as they are based on a single sale, which satisfies the service obligation. The fee rates and conditions are described within the applicable agreements and are booked as revenues are earned. The Company has no other performance obligations associated with revenues related to contracts with customers. The revenues related to contracts with customers are presented separately within the Statement of Operations.

Additionally, the Company enters into selling agreements with financial intermediaries to distribute shares of the Principal Funds and pays to the selling broker-dealers a portion of the fees the Company receives, such fees are booked as expense in the month they are owed. Certain costs paid to the selling broker-dealers to obtain the contract are capitalized and amortized on a straight-line basis over the time period the cost is expected to be recovered, these deferred costs consist primarily of commissions. Commission costs related to sales of Class C and certain Class A mutual funds shares are capitalized and amortized over each Class's contingent deferred sales charge (CDSC) period as stated in the funds' prospectus. The deferred sales commissions for Class C and Class A are amortized over the time period the cost is expected to be recovered using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a sales load, typically for Class A share purchases that exceed a specified investment level. The contract cost asset was $2,405,506 as of December 31, 2025.

Other revenue the Company reflects represents interest income earned on cash and cash equivalent balances.

2. Summary of Significant Accounting Policies (continued)

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Allowance for Credit Loss

The Company's receivable portfolio mainly consists of Distribution (12b-1) fees due from mutual funds for which the Company serves as the principal underwriter and distributor of. The Company has historically experienced zero credit losses on 12b-1 fee receivables due to the highly regulated and liquid nature of the mutual funds, in addition to the legal structure of the 12b-1 plans which prioritize these payments from mutual fund assets. As of December 31, 2025, there are no past due accruals, nor are there any non-accrual balances.

The Company estimates lifetime expected credit losses considering available relevant information about historical events, current conditions and reasonable and supportable forecasts.

The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote for the current year. As such, based on this scenario and the immaterial nature of receivables, the Company did not record an allowance.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740), which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring disaggregation of income taxes paid by major tax jurisdictions and additional detail in the rate reconciliation between the U.S. federal statutory tax rate and the effective income tax rate. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company adopted ASU No. 2023-09 for fiscal year 2025. The adoption did not have a material impact on the Company's financial statements.

3. Related-Party Transactions

The Company receives distribution (Rule 12b-1) fees for distribution services provided to mutual funds. Pursuant to the terms of agreements approved by the Principal Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each Fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Principal Funds related to these services totaled $8,692,990 at December 31, 2025, included within Receivables from Affiliates on the Statement of Financial Condition. The Company is affiliated with Principal Securities, Inc. ("PSI") through common ownership and management. As of December 31, 2025, the payable with PSI associated with this activity was $5,160,385, included within Payables to Other affiliates on the Statement of Financial Condition.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. As of December 31, 2025, the payable with PLIC associated with this activity was $17,138,817, included within Payables to Principal Life Insurance Company on the Statement of Financial Condition.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation. As of December 31, 2025, the Company currently has no payable associated with this activity.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $96,000,000 for the year ended December 31, 2025.

Given the Company's significant revenues and capital support from affiliated entities, the Company's exposure to credit risk is concentrated in the financial stability and operational performance of the Principal Funds, as well as the Company's ultimate parent entity.

4. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent. If instead of preparing its financial statements as a tax division of PFG, the Company were to follow a separate taxpayer approach, the financial statements may be impacted with the most significant impact being the Company may not be able to realize the full benefit of its state NOL.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. For the year ended December 31, 2025, the Company received tax reimbursements from PFG related to the following jurisdictions:

4. Income Taxes (continued)

Federal	**$ (24,639,770)**
State	
Iowa	**(4,344,092)**
Other	**(3,275,352)**
Income taxes paid (net of refunds received)	**$ (32,259,214)**

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2025:

	Amount	Percent
U.S. Federal Statutory Tax Rate	**(27)**	**21%**
State and Local Income Taxes, Net of Federal Income Tax Effect (1)	**(6)**	**5**
Nontaxable or Nondeductible items	**0**	**(0)**
Effective income tax rate	**(33)**	**26%**

(1) State taxes in Iowa made up the majority (greater than 50 percent) of the tax effect in this category

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2025 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2025.

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our significant components of net deferred income taxes were as follows:

4. Income Taxes (continued)

Deferred income tax assets:		
Net operating loss	$	**3,239,312**
Stock compensation		**1,046,606**
Deferred compensation		**1,445,638**
Other deferred income tax assets		**98,578**
Total deferred income tax assets		**5,830,134**
Deferred income tax liabilities:		
Deferred sales commissions		**(441,844)**
Prepaid expenses		**(58,266)**
Total deferred income tax liabilities		**(500,110)**
Total net deferred income tax assets	$	**5,330,024**

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

On July 4, 2025, the United States enacted Public Law 119-21. The accounting consequences of a change in tax law are required to be recognized in the period legislation is enacted. Generally, a company is also required to consider the impact of new tax law on realizability of deferred tax assets ("DTAs"), including determination of whether a change in valuation allowance is necessary. We evaluated the provisions of Public Law 119-21 and incorporated the effects into our 2025 financial statements, which were not material. We will continue to monitor developments related to the legislation and assess any future impacts as additional guidance becomes available.

The U.S. federal statute of limitations has expired for years prior to 2015. The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018 and 2019-2022. The statutes remain open through normal statute extensions. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

We believe we have adequate defenses against, or sufficient provisions for, contested issues, but final resolution could take several years depending on whether legal remedies are pursued. Consequently, we do not believe issues that might arise in tax years subsequent to 2014 will have a material impact on our net income.

5. Fair Value Measurement

The Company uses fair value measurements to record fair value of certain assets and liabilities and to estimate fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.

5. Fair Value Measurement (continued)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety considering factors specific to the asset or liability.

Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Fair values are based on at least one significant unobservable input for the asset or liability.

Determination of Fair Value

The following discussion describes the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis. The techniques utilized in estimating the fair value of financial instruments are reliant on the assumption used. Care should be exercised in driving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below.

Fair Value estimates are made based on available market information and judgements about the financial instruments at a specific point in time. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. The Company validates prices through an investment analyst review process, including validation through direct interaction with external sources and review of recent trade activity or use of internal models. The Company did not make changes to the valuation processes during 2025.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

6. Contingencies (continued)

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. To the extent such matters present a reasonably possible chance of loss, the Company is generally not able to estimate the possible loss or range of loss associated therewith. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2025, the Company had net capital of $21,773,474 which was $21,523,474 in excess of its required minimum net capital of $250,000.

8. Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued. Based on this evaluation, the Company has determined that none of these events were required to be recognized or disclosed in the financial statements and related notes.